Filed by: First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc. (Commission File No.: 001-39320)

The following transcript of the joint conference call by First Midwest Bancorp, Inc. and Old National Bancorp was made available on June 1, 2021:

Operator: Welcome to the Old National and First Midwest merger conference call. This call is being recorded and has been made accessible to the public in accordance with the SEC's Regulation FD. Corresponding presentation slides can be found on the Investor Relations page at oldnational.com and firstmidwest.com and will be archived there for 12 months.

Comments made during today's call regarding either companies or the combined company's future results or future financial performance may include forward-looking statements and are subject to certain risks, uncertainties and other factors that could cause actual results to differ from those discussed. Please review the forward-looking disclaimer and safe harbor language included in the Slide 2 of the presentation.

In addition, as noted on Slide 3, certain slides contain non-GAAP measures, which management believes provide more appropriate comparisons. These non-GAAP measures are intended to assist investors' understanding of performance trends. Reconciliation for these numbers are contained within the appendix of the presentation.

I would now like to turn the call over to Jim Ryan, Chairman and CEO of Old National, for opening remarks, Mr. Ryan?

James C. Ryan: Thank you. Good morning and welcome, everyone. Joining me on this call are Mike Scudder, Chairman and CEO of First Midwest; Mark Sander, President and COO of First Midwest; Pat Barrett, CFO of First Midwest; Jim Sandgren, President and COO of Old National; and Brendon Falconer, CFO of Old National.

We are incredibly excited to be in Chicago today. This morning, we announced a transformational partnership agreement that brings 2 strong like-minded institutions together. I'm speaking on behalf of our entire combined leadership team when I say we are thrilled to be combining these 2 highly strategic and culturally aligned organizations with the goal of being the premier bank headquartered in the Midwest.

From the time our discussions began 5 months ago, it was just clear how similar institutions truly are, both culturally and organizationally. As I have said many times in the past, culture alignment is a must for any partnership we consider. And it's even more critical when you're talking about a merger of equals. What I can tell you this morning with complete confidence is that we are 100% aligned. We truly share a common approach to serving clients and shareholders, along with a passion for strengthening our communities. I'm confident this alignment will enable us to successfully execute this merger and produce top-tier performance while ensuring long-term shareholder value. Mike?

Michael L. Scudder: Thanks, Jim. Let me, first and foremost, start by saying I share Jim's excitement to say the least. This is a tremendous opportunity for us. And as we've talked together, we believe we are creating the premier banking franchise here in the Midwest.

Take a step back from it, and certainly, for those of you who are following along with our materials that are available and our presentation, if you take a step back, we are combining 2 strategically aligned companies and culturally compatible franchises. Those are -- again, if you think about it, both Old National and First Midwest are 2 franchises that are rooted in being commercially oriented, relationship based, and that's critical to both of us. And frankly, that's a huge part of our success and that we're really going to build on collectively.

Together, we will have an extensive and diversified Midwest footprint anchored in Chicago and with a strong presence in many of the most important Midwestern markets. Our enhanced scale, our prospects for growth all will combine to allow us to compete more effectively both with the largest banking organizations as well as our traditional competitors that we have today. And importantly, we are generating compelling financial returns for the combined company and our shareholders with a larger pool of profits to reinvest in the franchise. Again, as we go through this, the possibilities that this gives us are just absolutely tremendous.

And then last but certainly not least, this will also have a management team that will lead with extensive experience not just to handle the combination and the process of integration but, most importantly, where we're kicking the ball to and what the combined franchise will do going forward.

So if you could -- again, if you're following along, I'll take you to the next slide, which is Slide 5. And let's talk about this.

This was designed to be -- based on Jim and I coming together and as we talked, we really emphasize the concept of 1 team, 1 company. And let me walk you through the structure of the transaction itself.

This is 100% stock merger of equals. First Midwest shareholders will receive a fixed exchange ratio of 1.1336 shares of Old National for each share they own in First Midwest, and First Midwest will effectively merge into Old National Bank.

But if you move on to Slide 6 and following what the leadership is going to draw from both companies. And again, this was designed to be 1 team, 1 company as we go forward. I will serve as the Executive Chairman, Jim will be CEO, Mark Sander will continue to be President and Chief Operating Officer, and Brendon will be the CFO. And the rest of the management team will be comprised of people who are both talented, diverse and professionals from both organizations, some of which is detailed on the slide.

Our Board will be evenly split comprised of 8 existing Old National directors and 8 existing First Midwest directors. Becky Skillman, who currently is Old National's lead independent director, will continue to serve in that capacity.

Pro forma for the transaction, Old National's existing shareholders will own 56% of the combined company and First Midwest shareholders 44%. The holding company and bank will be named Old National. But most importantly, we will operate as a dual headquarters. The holding company and bank will be headquartered in Evansville, and the commercial and community banking operations will be headquartered here in Chicago.

This transaction is subject to -- obviously, I get to give the legal disclaimer as a part of my presentation. Now the deal is subject to the customary shareholder and regulatory approvals. But certainly, from our expectation, given the robust transaction and integration experience we both bring to the table here, we would be hopeful to have the deal close here in the fourth quarter.

Mark, if you want to pick it up and take us to Slide 7.

Mark G. Sander: Thanks, Mike, and good morning, everyone. Thanks for joining us. For a long time, we've talked about First Midwest's culture and Midwestern values. And in Old National, we found a partner who shares those same values. So personally, I just think this is a tremendously exciting time for our clients and our colleagues.

So as Mike alluded to -- flipping to Slide 7. As Jim and Mike both said, and it bears repeating, we're combining 2 great companies that strategically fit together incredibly well, serving many dynamic Midwest markets. As a diversified, $45 billion bank with a very strong balance sheet and capital base, we're creating something that we think is pretty unique, a regional powerhouse but that really has community bank DNA. Those are our roots. We can be fast and flexible, but we have the product depth and balance sheet to compete with anyone.

Slide 8 reflects several of the great markets that will benefit from the things that we both already do very well: wealth, small business, middle market, commercial real estate, mortgage and consumer banking.

Our branch network will be anchored in Chicago, but we'll have a strong presence in numerous attractive markets that have a lot of great targeted opportunities for us. And both of us have strong teams that have been organically growing market share independently. So we're excited to support and add talent to continue to build our position further in all of these markets.

I really like Slide 9, so I'm going to take a minute here or 2 because it speaks to some of these opportunities at a high level. Each bank comes with relative strengths that the other can leverage. So on the left, we point to many of the characteristics of Old National which we found very attractive: it's granular customer base, local expertise and delivery in many key Midwestern markets and its well-developed SBA and mortgage platforms. The right side highlights First Midwest's advantages, which include expertise in many business verticals like specialty banking, leasing and our growing RIA businesses. The center demonstrates our complementary but also additive business mix.

Before I give a couple of examples of the opportunities we foresee, I want to stress that we've not built any of this revenue lift into our financial models. But we clearly think it's there, and we're clearly optimistic about the possibilities this gives our teams to grow our client relationships even further and for our colleagues to develop personally.

A couple of examples. Both companies are conservative in our credit hold positions relative to size, and there are numerous opportunities in our existing portfolio to upsize given our expanded capital base. I think the already strong treasury management and wealth management growth rates of our companies can be maintained if not accelerated a little bit together. Our mortgage business will be very robust and efficient in any market conditions. And last but perhaps most important, each company currently has some specialty niches that can expand further given our expanded geography and balance sheet, which should also drive capital markets income higher. So this truly is a partnership that makes sense for all the right reasons.

Back to you, Jim.

James C. Ryan: Thanks, Mark. Moving to Slide 10. As you can see, we have a very balanced portfolio of loans and very complementary portfolio of deposits. So we're pleased with that. 72% is commercial with a good mix of consumer and residential. Deposits, we both have very, very strong deposit franchises. Low-cost core funding is the key, I think, to success for any financial institution. As you can see, we have a high degree of noninterest-bearing deposits, which should set us up well for a rising interest rate environment. The new balance sheet will have strong liquidity with an 84% loan-to-deposit ratio. And again, those betas, I think, will serve us well as we move forward.

Moving to Slide 12. As you can see, the strong deposit base -- I'm sorry, excuse me, Slide 11, you can see the strong deposit base and the strong beta there, positioned well for rising rates.

Moving to Slide 12. We have well-diversified revenue streams. Approximately 25% of our income stream is from fee income businesses, and you can see that it's diversified within that. And as Mark alluded to, we think there's great opportunities to grow capital markets, treasury management and mortgage. We're also incredibly excited about our strong wealth management platform, creating really, on a pro forma basis, the seventh largest wealth platform amongst banks that are $100 billion or smaller [sic]. Revenue synergies, as Mark said, are not included in this model, although we do believe that we will benefit from those.

Moving to Slide 13. Mike and I had a lot of conversation about what we were doing independently and investing in talent and technology. I think this is a good slide. It's easy to say technology, technology, technology is a driver of some of these merger of equals. But the reality is we're both making significant investments, and we talked about how can we build and put those 2 road maps together.

And so I think you can see here a great example of how we're going to do that, really selecting the best-in-class providers, exploring new opportunities to drive more technology to enable more business, to make it faster and quicker for our clients. And quite frankly, the investments that we both made recently really helped drive some of the synergy, really starting to leverage the scale that both companies have built here recently.

So some examples that we intend to invest on really initially are digital banking with account opening, CRM, payments, wealth management planning, dashboard, more treasury management and more customer and data analytics. So we're excited about what that looks like.

Moving to Slide 14. Both teams are incredibly experienced at this, and we had more than 100 individuals across both organizations, literally thousands of hours. And so we have a lot of confidence.

We both independently had our teams work on this, and it was a 2-sided due diligence. We did due diligence on both sides. And the great news is we came to the same conclusion independently for each other. So we feel like we've got a strong confidence in all of the modeling assumptions we put here.

I would also add, from my perspective, we looked at the last few years' worth of new loans that First Midwest made, and we would make every single one of those loans. So again, that gives us great confidence in our diligence that we have very -- from a credit philosophy standpoint, very aligned institutions.

Moving to Slide 15, some of the key financial assumptions. I won't go into those in great detail, but we've got Pat and Brendon here when you have your follow-up questions. But you can see that we expect cost synergies of 11%, again leveraging those recent investments that we both made.

Onetime pretax charge is expected to be $181 million, again both with the cost savings and with the onetime charge. It's a very granular approach, very low-level approach. And we understand which one of these line items are contributing to that.

And then the gross credit mark of 1.7% (sic) [1.6%] and of FMBI's loan portfolio is really right on top of their ACL balance. So again, it gives us great confidence that we've got a good approach there.

Moving to Slide 16. Really kind of here's the outcome, right? We're talking about 22% earnings accretion and strong earnings accretion to FMBI shareholders. Earnback, very respectable at 3.2 years. Top-quartile profitability at 15%. Strong and robust capital at 10.5% of common and net present value of synergies of almost $1 billion, right? That's a great opportunity for us to continue to drive value out of something like this.

Moving to Slide 17. Mike and I spent a lot of time talking about both our franchises and how we support our communities, and I'm just going to compliment Mike. I mean it's pretty amazing what they've been able to accomplish and how they've been able to do that. And so we're respectful of all of their hard work and effort. You know us, as our shareholders, that we spend a lot of energy on this area. I think this will help us move through the regulatory approval process smoothly as well.

Michael L. Scudder: Jim, let me add to that because this is an important slide and a key source of dialogue for Jim and I as we've talked about this.

Again, for those of you who are -- know first Midwest, we did a -- our mission has always been to do the right thing for our clients. You do the right thing for our clients. You do what's in their best interest, what makes them successful. And by definition, you're going to make the -- you're going to drive the success of our colleagues, you're going to drive the success of our communities and our stakeholders. And this is really an example of that and an example of that shared commitment over the years. So that certainly will continue as a part of our 2 companies coming together. We're very proud of that.

James C. Ryan: Thanks, Mike. Maybe as we wrap this call up and take your questions, maybe just a few closing comments from Mike and myself.

We believe that -- Mike and I believe we're creating a unique platform that's serving some incredibly dynamic Midwest markets that really benefit all stakeholders. Our clients will have access to expanded and enhanced products and services. We will continue to enhance the legacy of our strong commitment to our communities. Our team members will have expanded opportunities for growth in the larger organization. And ultimately, we believe our shareholders will benefit from a more efficient and more powerful organization.

Michael L. Scudder: Yes. Let me, if I could, just wrap it up and thank Jim and just echo that here as we close this out. And I want to thank everyone in both organizations. This has been, not surprisingly, a lot of effort and a lot of work and a dialogue and coming back through it. And we have not gone through a singular discussion or dialogue that hasn't ended with, gosh, this is really a great opportunity and something that we can all bring together.

So it is an exciting moment for our respective companies, all of our stakeholders, our teams, our clients, our communities and our stockholders, and we are just thrilled to be here talking about it.

So with that, we'll open it up for your questions so we can talk about it some more, so.

+++ q-and-a

Operator: (Operator Instructions) Your first question comes from the line of Ben Gerlinger with Hovde Group.

Benjamin Tyson Gerlinger: Congrats on getting this deal across the finish line. It's pretty thesis changing, in my opinion.

Jim, looking back when I used to cut my keys for you, Sandgren and Brendon in wealth management, every press release that Old National seemed to put out in terms of an acquisition always used the word partnership. And now like looking back, obviously those asset size difference were very one sided, and -- but today's deal really shows the true magnitude of the word partnership.

So I was wondering if you could kind of, just from a high level, walk us through how this deal came about in terms of putting the pieces together. I know in your prepared remarks you said culture is a big thing, and I completely get that and agree. And you said 5 months. So I was wondering if you could just kind of start there, how did this deal come together. And then I have a follow-up as well.

James C. Ryan: Sure. Well, I'll start and have Mike finish for me. So I will tell you we've long admired the team members at First Midwest, and I've known many of them for 15-plus years. And obviously, we're in the same peer groups, and we see each other pretty regularly at conferences and things like that.

So Mike and I really started a conversation back in January. And the conversation started with hey, we're working on these plans independently from each other. Maybe there's an opportunity to combine. And what would that look like? And how can we -- how could all of our stakeholders benefit from that?

And so we started thinking about what day 2 looks like. Not day 1, not this day but day 2. How do we benefit all stakeholders? And so we started talking through how that might look and how that might work. And honestly, by the end of that conversation, we were together 1/2 day together, and then went to have a nice dinner together and we were finishing our sentences. And so I started thinking about, man, we are more alike than we're not.

And so just to really enjoy the conversation, really started a dialogue, a pretty intense dialogue, like I said, since -- for the last 5 months, and I think that's what got us -- drew me interesting.

Every time I talked to Mike, I felt better about what we were talking about. Every time our boards got together and talked about this and saw what this might be for all of our stakeholders, we felt like this was a fantastic and maybe once-in-a-lifetime opportunity for us to really combine forces and really make significant investments in both talent and technology to really drive better outcomes for all of our stakeholders.

And so I got really comfortable in those really one-on-one conversations with Mike, and then eventually, we brought in the broader teams. And that really allowed us to shine.

And I had some of our executives say, it's like a mirror image of us. If you took off and you didn't know what company they work for, you'd say that we work for each other, right? We're in the same company.

And so this was across the board. It was not only with Mike, but it was throughout his entire leadership team. And it just -- we felt really natural and really important that -- we quickly realized there was nobody else, but this probably makes sense for us today to do. And so this was -- this is how the conversation got started.

Mike, what else would you add to that?

Michael L. Scudder: Yes. I mean, there's not much more to add. It was well said. And as we talked -- and the curse of being around for a long time is you've been around for a long time. So we've known certainly and respected and held in high regard Old National through the years. The actual roots of our companies are more similar than some might surmise just over the course of the tenure of the 2 companies just for how we grew up and do business. And we've interacted with Old National, most importantly, from a business perspective. We've talked about different opportunities through the years of kind of joining forces to look at different opportunities and consider those together.

And just for the respect between the 2 organizations, I've known Jim for a long time, I've known Bob for a long time. And just more and more, we talked about it. And as Jim and I talked -- you've heard us talk about a number of times culture. What's that saying? Culture will outstrip strategy anytime. So when you come through and look at it from a cultural standpoint -- I sat somewhere where someone was talking about that the 2 cultures of the company might be different. That's -- it can't any be further from the truth. They're extremely close. No 2 cultures are exactly the same, but these are 2 companies very much focused on doing the right things all the time. And that is a tremendous advantage as we come into a combination like this and a tremendous opportunity for us.

So even as you go back, those conversations really grew out of a strategic set of dialogues that we have annually, both our companies as to what's the outlook for the industry, what's the best way to create shareholder value, what are we trying to do. And it was just an opportune time to be able to have those conversations, and it worked out great, so.

James C. Ryan: Ben, you have a follow-up question?

Benjamin Tyson Gerlinger: Yes. I guess that the, I mean, obviously, the branch footprint really lends itself to filling each other's voids, and the lending portfolios have a very similar makeup and structure and yields and everything to that extent. Even your deposits are pretty mirror-like images of one another. And I get that the low deposit base (sic) [low-cost deposit base] is really important, especially when rates are rising. So it lends itself to a positive future when rates do eventually rise. But in terms of today's banking, it seems like the riches are in the niches in terms of specialized lending and something to that extent.

So outside of being simply a larger bank, is there any sort of lending that you feel that this pro forma company should be known for hanging its hat on in terms of lending or even in terms of a fee income structure?

James C. Ryan: Yes. Great question, great observation. I'll start off then I'll ask maybe Mark or Jim to jump in.

For us, coming out of the ONB Way, we started building some niche verticals that we hadn't had before: health care lending and government lending. And that's one of the real attractive parts as we started thinking about a potential partner in First Midwest, is really to accelerate some of those niche verticals and really bring them across our entire footprint and really ramp up our expertise. And so that was certainly one of those synergies that we think exist. Obviously, none of that's been modeled in any of this outcome, but we were excited to learn about that. And certainly, they have a longer history of those opportunities. Mark, do you want to...

Mark G. Sander: Sure. I think both companies are on a similar path. Different timing of them, but a similar path relative to building specialty verticals because then I -- we agree with you, we think there's value in there. And more importantly, our clients see value in the industry verticals. So we've got some in health care and franchise and leasing, a few other industry dominant areas. Old National has really nice, attractive markets in SBA. The mortgage business, obviously, is very good. We like the municipal finance business you have. So a number of niches. And you've been building your health care business right along. Frankly, our teams have been talking over the years as we build -- you build your business. So I think there's just a lot of good synergy there.

Jim, anything you'd add?

James A. Sandgren: Well, I think this is an example of we're going to take the best of both worlds, right? I think there are some things that we do a little bit better than clearly the team at First Midwest. So I think both of our respective certainly commercial teams, I think, will be really excited about bringing the best together, a bigger balance sheet, more products, more services, more tools to help our clients. So definitely a win-win.

Operator: Your next question comes from Scott Siefers with Piper Sandler.

Robert Scott Siefers: Congratulations. I guess first one for you, Jim, just on the sort of the pro forma footprint. Just in looking at your guys' sort of target markets over time, I don't think Chicago necessarily has been kind of near the top of your list. Just curious, what kind of got you over the hump? Or what changed your mind on being interested in Chicago as part of the Old National footprint?

James C. Ryan: Yes. Great question. I mean clearly Bob was pretty vocal about where he's going in Chicago, but I think I'll take those comments back when he made them. First of all, stating the obvious, I'm not Bob Jones, right? I love him dearly, and I talked to him this morning and he was very congratulatory and he thinks there's a world of this opportunity for us.

But Bob's arguments were a little bit more nuanced, too, right? I mean it was just -- we couldn't go in Chicago in a small kind of way. Historically, we've done deals that were about 10% -- partnerships are about 10% of our total footing. This is a completely different animal, right? This is a true partnership. This is merger of equals. And obviously, we come in with First Midwest's long history in the market, right? The opportunity to build upon that together, I think, was very attractive, right?

But our Board did spend a lot of time thinking about is Chicago the right fit for the combined company, and we got very comfortable very quickly. If you look at the number of small businesses that call Chicago home, when you look at the GDP, if you look at the wealth that's in this marketplace, the household wealth, it's incredible, right? And so -- and then if you think about how it complements what we've done in Minneapolis, and really the suburban markets that are a lot -- make up a lot of what First Midwest are, say -- are very similar to what our suburban markets look like in Minneapolis. And so I think that gave us a lot of confidence.

And then if you look at the picture, right, I think is worth 1,000 words. It's a pretty picture. It looks like it should all fit together. And so -- somebody recently asked us, how do you guys plan to be a Midwest powerhouse with no Chicago presence? I thought it was a pretty interesting question, right? And so that's how ultimately we got comfortable that it made sense for us to be partnering with the team here.

Robert Scott Siefers: Okay. All right, perfect. No, I appreciate that color. And then separate just on the credit profile. I guess one of the questions that I've gotten this morning is people do view the credit profiles a bit differently. At legacy Old National, just extraordinarily tightly controlled credit box, so to speak. Then First Midwest, maybe a slightly larger average customer base with perhaps a little more volatility and kind of higher base of charge-offs. How would you guys plan to sort of bridge the gap between the 2? And what does sort of the growth profile look like as you do make any necessary changes?

James C. Ryan: Well, let me just start and then I'll ask the First Midwest team to jump in here. But I will tell you, again, I was accurate in my recall that in the last few years, we looked at new originations and we would make every single one of those loans. Daryl Moore spent a lot of time with their Chief Credit Officer, Kevin, and felt very comfortable that our credit philosophies are compatible with each other. Kevin has been here for a few years, came from a larger institution. We feel really good about what the combined profile looks like.

And maybe overall, we -- together we're better, right? Maybe we smooth out some of the high ends. And quite frankly, I think we can take -- we can afford to take some more risk on our side. So I think together, we are better and ultimately drive better returns for our shareholders.

Mark, would you add anything to that?

Mark G. Sander: It's hard to. You said it well, Jim. I think the 2 teams really did a lot of head nodding whenever they got together. I think that the credit cultures are more -- way more similar than they are dissimilar. I think the differences are really nuanced around the edges.

Robert Scott Siefers: All right. Perfect. And then just maybe a final just sort of ticky-tack question. First Midwest does have some operations outside Chicago. I'm particularly thinking of some of the -- like the Western Illinois components that are sort of far-flung vis-à-vis the core of the franchise. Any plans for what you would do with those? I mean are any divestitures planned? Or are we going to keep those markets?

James C. Ryan: No, we think it's all very complementary. There's a little bit of overlap between our 2 franchises actually in Danville, Illinois and then most recently with our acquisition in Milwaukee. But we think they're very complementary. And we need as many people out interfacing with clients as possible, so we don't think there's any need to do anything different than we're doing today.

Operator: Your next question comes from Terry McEvoy with Stephens.

Terence James McEvoy: First off, congratulations on today's news.

James C. Ryan: Thank you.

Terence James McEvoy: Maybe a question for Jim. How do you plan on leveraging the corporate banking platform into, call it, legacy ONB markets? I think part of ONB Way was moving in that direction in terms of building out a more corporate bank. But does this accelerate that transition? And where do you see the opportunities?

James C. Ryan: Yes, great observation, Terry. Absolutely. And I think it's fantastic that Jim's going to be leading the corporate banking function. It was just so important. Obviously, Jim's got his -- he grew up in Chicago, and so he's got deep roots here. But with him and Mark helping us lead through this transition, I think this does accelerate kind of that re-risking that we've been talking about, that need to drive higher risk-weighted assets on our side and continue the great growth we've seen.

Obviously, they've got a little more commercial exposure than we've historically had. They've been able to leverage that into some higher-growth opportunities. So we're excited about what this brings. And I'm really confident that Jim and Mark are going to do a fantastic job of getting that across our entire legacy footprint but also building something unique and special here in Chicago.

Terence James McEvoy: And then as a follow-up, just Footnote 1 on Page 22 caught my eye in terms of the consensus versus your internal projections. So I'm trying to get a feel for maybe where the differences lie. Is it PPNR? Or is it the loan loss provision? And I guess the direct question is, do you feel more comfortable with the top of Slide 2 or the footnote of Page 22 and the management's estimates of net income?

James C. Ryan: I'm going to let Mike answer the management...

Michael L. Scudder: Yes, I'm happy to answer it because it's largely driven more from a first and last direction and the like. But part of the aspect is that as we go through and think about the environment we're operating in, in the current rate environment, from my perspective, it's just not uncommon to see variances between what The Street thinks at a particular point in time versus what management might have a view, and we've got a more optimistic view as we think about those -- that rate outlook. Similarly, that same rate outlook and a more optimistic view also benefits Old National.

So the underlying premise behind all of that is, this is a heck of an opportunity and a compelling financial transaction irrespective. So I think that's the larger element of this. So while there might be some of those differences, I think you've just got the consensus view and then you've got a perspective that's slightly more optimistic. But I think the short answer to all of it is this is just a tremendous opportunity for both irrespective.

Now anything you'd add, Brendon or anybody else?

Brendon B. Falconer: Yes, terry, maybe just briefly, the other big piece of this is the difference in timing around the reserve release is also driving a big change in this. So -- but back to your question, we are very comfortable with consensus, and there might be some upside to that. But we're comfortable with the numbers above the base.

Operator: Your next question comes from Chris McGratty with KBW.

Christopher Edward McGratty: Jim, maybe a question on growth. Could you -- and you mentioned in your comments about kind of the combined growth rate of this company. Obviously, we're in a period where loan demand is pretty low at the industry level. But once the economy rebounds, I'm interested kind of about how you're thinking about just the growth rate. I think one of the risks of larger deals is that the first 6 to 9 months is more defense than offense just to protect clients. But any thoughts there would be great.

James C. Ryan: Great question. Mike and I spend a lot of time talking about that. I know Jim and Mark have as well.

One of the things that we're talking to our team members about, let's go out have the best year ever, right? Let's go out and keep focusing on our clients, take care of our communities and have the best year ever. So I think that's the line that we're going to be talking to our team members about.

Clearly, there's going to be a lot of distraction, right, from all of the integration activities that are going to be happening. But we're going to stay focused on clients and really leverage that bigger balance sheet, leverage those synergies we're creating out of the combined company and really try to find a way to drive higher growth for both companies. I mean to me, that's the real opportunity. That's the exciting part. That's what the 4 of us as leaders wake up every day thinking about: how are we going to drive this thing to even better results on a combined basis?

And so that's what -- currently, we didn't factor it in any of our models, and we're going to bake in the things we can count like the cost synergies. But those revenue and growth opportunities are -- both look better, I think, on a combined basis.

Mark G. Sander: And Chris, just to add to that, both companies have a good outlook for the rest of the year that we need to maintain. We've got good momentum. And so it's a matter of you might be realistic, right? There is disruption as competitors chomp at the bit. We think we can defend and continue to grow. That's the important part through all this. And that's just not being overly optimistic. We're just -- we're on nice paths right now. And I think this just provides a lot of opportunities to do more of what we already do. So yes, we're quite optimistic about the growth.

Michael L. Scudder: Yes. I think -- Chris, this is Mike. I'll add to both Jim and Mark's comments. To me, I like to win. So I think fundamentally, as you go through and think about what everyone's driving before, you obviously have to recognize the realities of the vagaries that go in that. But I think people should be more worried about us than us worrying about people. So I think from my perspective, it's get after it, so.

James C. Ryan: Chris, do you have any follow-ups?

Christopher Edward McGratty: Yes, I do, if I could. I mean both companies have been really disciplined about the costs of the Delivering Excellence at First Midwest and the ONB Way. As we kind of think about the pro forma company, as you kind of get the full cost saves through, it would seem like efficiency ratio/margin sitting in like the mid-50s would seem reasonable in this rate environment. I'm wondering if that's about how you're thinking about the efficiency ratio. I know you gave the ROE guide.

James C. Ryan: Yes. I would just say you can do the math, I think, in the resulting company that I think you may even see the lower 50s and that kind of number. So that's certainly part of the driver of the opportunity here, is to really get our efficiency ratio in great shape while, at the same time, allowing for investments because our cost number that we've indicated to you includes additional investments to help fund the road maps that both companies have. So it's not like we're going to neglect investing in new talent, new technologies. It's really how we help complete that and leverage the investments that both companies have already made. And I think we get to a resulting efficiency ratio which is attractive by most measures.

Christopher Edward McGratty: I'm going to sneak one more in, if I could, on capital.

James C. Ryan: Sure.

Christopher Edward McGratty: Both of you have been, I think, pretty disciplined about returning capital to shareholders. I would imagine the buybacks for both are on hold until the deal closes. But post close, I mean, the ROE at mid-teens would seemingly allow for that to pick up next year. I'm just interested in kind of initial comments there.

James C. Ryan: Yes, that's a great question. And certainly, from our perspective, our buyback, any thought of that is going to be on hold until we get the new companies. But I don't think the capital priority has really changed. Really, it's first about how do we support the organic growth of the combined companies? And I think we're going to have plenty of organic growth opportunities, so we want to make sure we have capital. But obviously, we want to have a competitive dividend, so we want to make sure that we're taking care of our shareholders there.

And then I think the third and its highest priority, highest and best use, right? Is it buybacks? Or is it inorganic growth opportunities that might present themselves? And so I think those capital priorities will remain in the combined company. We've got a lot of time until we get to closing, and we'll figure out what the highest and best use is. But first and foremost, it's just forward organic growth.

Christopher Edward McGratty: Congratulations.

James C. Ryan: Thanks, Chris.

Operator: Your next question comes from David Long with Raymond James.

David Joseph Long: Congratulations on the announcement.

James C. Ryan: Thank you.

David Joseph Long: Looking forward to watching you guys get together and how things transpire. Here in the Chicago market, you hear a lot about how competitive it is. And that's for commercial business but also for bankers. And with this announcement, just there's going to assumably be maybe a little bit of distraction. How are you going to maintain your business and your bankers? And I'm particularly referring to maybe the Chicago market here.

Mark G. Sander: Yes. I'll take a first stab at that, David. It's Mark. I would say it's no different than always. Good bankers can find 5 or 6 jobs if they want to. We have to give them a reason to want to work here. And the reason they want to work here is because they like the culture, the environment, and they think they can win and be successful. I mean it's as simple as that. And so the dynamics around that change a little bit with this transaction, but the fundamentals of it really don't change. It is the fact that we have cultures that are well aligned.

And from a commercial bankers perspective, I don't know how they can't possibly think this is a really good thing. We've got more capital, more capabilities, more products and a desire to grow. So I think it's doing a lot of what we've been doing all along in a competitive market.

James C. Ryan: I think Mark said it well. If they believed in the value proposition before today, I think they'll only double down on that value proposition. It only gets better when we're together.

Michael L. Scudder: Yes. I keep coming back to it. Everybody keeps talking about looking backwards as you go through these, and those are the natural realities coming back through it.

As I said before, we're not doing this to slow down or go backwards. And so those roads go -- those are a 2-way street. So ultimately, the opportunity to attract and build and add more talent to what we're trying to do not just here in Chicago but across our footprint. And we're talking about expansion and opportunities. And we are and we'll continue to be and -- a great place to do business and a great place to work. So that -- to me, that's the exciting part.

James C. Ryan: David, any follow-ups?

Michael L. Scudder: Oh, I'm sorry.

David Joseph Long: Yes. And...

Michael L. Scudder: And one other thing is it also gives us... -- yes.

David Joseph Long: Yes.

Michael L. Scudder: Dave, I'm sorry. And it also give us the opportunity to talk with you more frequently.

David Joseph Long: Yes. I had mentioned it to Lynell. Where was my call last night? I could have joined you guys (inaudible), so.

Michael L. Scudder: You probably just assumed it, right?

David Joseph Long: Yes, yes. So -- no, I just -- and -- no, just the follow-up I had, it was related to branding. And maybe this is more switching from the commercial to the retail side of things. Does -- the change in name, does that hurt your branding in the Chicago marketplace? Or were there any discussions about the branding leading up to the announcement?

Michael L. Scudder: Well, Mark can talk about this. This is -- and certainly, he can add to my comments. And Jim can -- Jim, jump in here as well.

You have 2 strong names, franchises, brands across a broader marketplace. We're very much focused on 1 team, 1 culture. We took a very thoughtful approach as to how to best leverage both brands and the names. And as I come through it, we've also had some good discussion on what does brand mean, And there's an element of it that's a name, and then there's an element of it that's who you are, what you do, how you act in the business that -- and that brand is not going to change.

So the ultimate -- the name may change as it's changing with a number of players across the markets over time. Who we are and what we do is not going to change, so.

James C. Ryan: Yes. I think that's well said. There was a good amount of discussion about it. We thought this was the best name for the combined company. But Mike said it well, brand is so much more than a name. And so we just have to help our colleagues and our clients with their transition. And I think once they get to know what this combined company is, it's going to look and feel a lot like the company they've known all along in terms of how we deliver and the people that deliver it.

Michael L. Scudder: And I would add one thing. We did that based on what we as leaders of the company thought, and then we also leveraged outside resources here in Chicago to help us figure that out as well. So there was a lot of thought put into it. So -- but it's a great question.

James C. Ryan: Anything else, David?

David Joseph Long: Yes. Yes. No, I appreciate the response. Again, congratulations. And Jim, maybe I'll see you a little bit more often now.

James C. Ryan: Yes, absolutely. We look forward to seeing you. Hopefully them as well.

Operator: (Operator Instructions) We do have a follow-up question from Ben Gerlinger with Hovde Group.

Benjamin Tyson Gerlinger: Just a timing question. I see that in the press release, it says late '21 or early '22. Most deals over the past 3 or 4 years have kind of been in that 140-, 170-day time range. I mean I would kind of more sort of put this deal in that more of Halloween. Obviously, with bigger deals, there's a little more scrutiny and things to that extent. So I was kind of curious on -- your expected time range, is it more just like a hedge? Or is it -- so is there something that could take a little bit longer? Just a little color on that.

James C. Ryan: Well, obviously, a lot of that's outside of our control. And we certainly hope to close before year-end. But we're going to go through the regulatory process. We had a chance to preview this with both sets of regulators and feel really good about where we're heading. We're going to file our applications on a timely basis.

So we hope to close before year-end and work on the conversion in the first quarter and finish, wrap that up. So -- but we'll just have to see how things go. But hopefully, it's by year-end.

Operator: (Operator Instructions) All right, no further questions at this time. I'll hand the call back to the company.

James C. Ryan: Well, great. This is Jim, and I just want to thank you all for your interest. We had a high level of interest and participation in today's call. Our entire boards, our leadership teams are incredibly excited to have this announcement today. I think we're creating something unique and special that will create value for all of its stakeholders. So we appreciate all of your interest. Know that if you have follow-up questions, that both sets of teams are here to answer any of those questions. And we look forward to talking with you very soon. Thank you very much, operator.

Operator: All right. This concludes the call. Once again, a replay, along with the presentation slides, will be available for 12 months on the Investor Relations page of Old National's website, oldnational.com, and First Midwest's website at firstmidwest.com.

A replay of the call will also be available by dialing 1 (855) 859-2056, conference ID code 1721307. This replay will be available through June 15. If anyone has additional questions, please contact Lynell Walton at (812) 464-1366.

Thank you for your participation in today's conference call.

The foregoing excerpts are from the transcript of the conference call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10-K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF FIRST MIDWEST AND OLD NATIONAL AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MIDWEST, OLD NATIONAL AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC. Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.